SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934


Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission only (as permitted by rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                               INTELLIGROUP, INC.
.................................................................................
                (Name of Registrant as Specified in Its Charter)

                                  ASHOK PANDEY
.................................................................................
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

  1) Title of each class of securities to which transaction applies:
     __________________________

  2) Aggregate number of securities to which transaction applies:
     __________________________

  3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): __________________________

  4) Proposed maximum aggregate value of the transaction: __________

  5) Total fee paid: __________

[ ]  Fee paid previously with preliminary material.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1) Amount Previously Paid: ________________________________________________
     2) Form, Schedule or Registration Statement No.: __________________________
     3) Filing Party: __________________________________________________________
     4) Date Filed: ______________________

                                  ASHOK PANDEY
                                 944 Stuart Road
                               Princeton, NJ 08540




                                                                     June , 2002




Dear Fellow Intelligroup Shareholder:


     I am the founder and one of the largest shareholders of Intelligroup, Inc. (the "Company").

     I believe that election of a new board is necessary to guide the Company to profitability and increase shareholder value. I am therefore seeking your support to elect six nominees to the Company's board who share my belief that the Company's stock trades at levels far below its potential value and who share my views about the strategies required to maximize the value of our Company.


     Join me in my effort to increase the value of our investment. The Company's Annual Meeting is scheduled to take place on July 2, 2002. At that time, you will have the opportunity to revitalize your Company by electing a new board of directors.

     The enclosed proxy statement contains important information concerning the Company's Annual Meeting and my nominees - please read it carefully.


     I URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY TO VOTE FOR THE ELECTION OF MY NOMINEES.



                                            Thank you for your support.

                                            Sincerely,

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

               PRELIMINARY PROXY STATEMENT; SUBJECT TO COMPLETION

                       2002 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                               INTELLIGROUP, INC.
                       -----------------------------------

                                 PROXY STATEMENT
                                       OF
                                  ASHOK PANDEY
                       -----------------------------------


To the Shareholders of Intelligroup, Inc.:


     This Proxy Statement and the enclosed WHITE proxy card are being furnished by Ashok Pandey (the "Founder") to holders of common stock, par value $0.0l per share (the "Common Stock"), of Intelligroup, Inc., a New Jersey corporation (the "Company"), in connection with the solicitation of proxies for use at the Annual Meeting of the Company's Shareholders and at any and all adjournments or postponements thereof (the "Annual Meeting"). The Annual Meeting is scheduled to be held July 2, 2002, at the time and place to be announced in the Notice of Annual Meeting of Shareholders that will be sent to shareholders by the Company. As of May 30, 2002, the Founder and his nominees for election as directors were the beneficial owners of an aggregate of 2,157,517 shares of Common Stock, representing approximately 13% of the outstanding shares. As of May 30, 2002, there were 16,630,125 shares of Common Stock outstanding.

     At the Annual Meeting, five six persons will be elected to the board of directors of the Company (the "Board") to hold office until the next annual meeting of the Company, or until their successors have been duly elected and qualified. In opposition to the solicitation of proxies by the current Board of Directors of the Company, the Founder is soliciting proxies to support the election of six outstanding nominees (the "Nominees") who, if elected, will act in the best interests of all of the Company's shareholders. At the Annual Meeting, the Founder intends to nominate Ashok Pandey, John Supplee, Wendy Rayner, Tarun Chandra, Stephen Savitt and Yoshikazu "Jin" Nakamura for election to the Board. If the Founder determines at or prior to the Annual Meeting that any Nominee is unable or otherwise unavailable to serve as a director, the Founder reserves the right to nominate a replacement candidate for election as a director. Following the election of his slate, the Founder also anticipates further strengthening the Board by offering to include on the Board representatives from the Company's largest shareholders.

     The Founder believes that if elected the Nominees will support the Founder's proposals for maximizing shareholder value, which are discussed under the heading "WHY YOU SHOULD VOTE FOR THE FOUNDER'S NOMINEES," below. However, the Nominees do not have any specific plans at this time. If elected, the Nominees will be subject to a fiduciary duty to act in the best interests of all of the Company's shareholders and there can be no assurance that the Nominees will implement all or any of the Founder's proposals. In addition, there can be no assurance that if the Nominees are elected the Company's profitability will be increased.


     THIS SOLICITATION IS BEING MADE BY THE FOUNDER AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

     The date of the annual meeting of the Company's shareholders had originally been set for June 6, 2002 by the current Board. However, after learning of the Founder's intention to nominate an opposing slate of directors, the current Board acted to postpone the previously scheduled annual meeting of the Company's shareholders until July 2, 2002, and to move the record date from April 25 to May 30, 2002. The Company's public announcement of these decisions offered no explanation for these changes.


     In order to prevent the current Board from further delaying or avoiding the Annual Meeting, the Founder filed a complaint in the Chancery Court of the State of New Jersey seeking an order, pursuant to the New Jersey Business Corporation Act, N.J.S.A. 14A:5-3, compelling the Company to hold its annual meeting on July 2, 2002, as currently scheduled. The Founder also sought an order: (i) setting a record date of April 25, 2002 (or at the latest May 3, 2002, which is sixty days before the scheduled meeting) for determining the shareholders entitled to vote at the Annual Meeting; and (ii) preventing the current Board, until after the Annual Meeting, from issuing additional shares of the Company's stock or engaging in any transaction involving the sale of the Company's business or substantially all of the Company's assets or incurring any material liability in connection with or contingent on any such transaction.


     On May 29, 2002, the parties agreed that: (i) the Company will provide the Founder with three business days advanced notice if the current Board intends to change the date of the Annual Meeting or set a new record date and (ii) the Company will not issue any additional shares of Company stock prior to the record date, except in connection with any of the Company's ordinary contractual obligations. In return, the Founder agreed to voluntarily dismiss the complaint without prejudice to any of his rights.


     This Proxy Statement and the WHITE proxy card are first being mailed or furnished to shareholders of the Company on or about June [ ], 2002.




     YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE PROMPTLY. PROPERLY VOTING THE ENCLOSED WHITE PROXY CARD AUTOMATICALLY REVOKES ALL PRIOR PROXY CARDS PREVIOUSLY SIGNED BY YOU.

     DO NOT MAIL ANY PROXY CARD OTHER THAN THE ENCLOSED WHITE CARD IF YOU WISH TO VOTE FOR THE NOMINEES THE FOUNDER SUPPORTS.

     EVEN IF YOU PREVIOUSLY HAVE VOTED A PROXY CARD FURNISHED TO YOU BY THE COMPANY'S CURRENT BOARD, YOU HAVE THE LEGAL RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. ONLY YOUR LATEST

DATED PROXY WILL COUNT AT THE MEETING.

     HOLDERS OF RECORD OF SHARES OF COMMON STOCK AS OF MAY 30, 2002, THE RECORD DATE FOR VOTING AT THE ANNUAL MEETING, ARE URGED TO SUBMIT A WHITE PROXY CARD EVEN IF YOUR SHARES ARE SOLD AFTER THE RECORD DATE.

     IF YOU PURCHASED SHARES OF COMMON STOCK AFTER THE RECORD DATE AND WISH TO VOTE SUCH SHARES AT THE MEETING, YOU SHOULD OBTAIN A WHITE PROXY CARD FROM THE SELLER OF SUCH SHARES.


     IF YOUR SHARES ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TO US IN CARE OF INNISFREE M&A INCORPORATED, THE FIRM ASSISTING THE FOUNDER IN THE SOLICITATION OF PROXIES, IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WHITE PROXY CARD WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WHITE PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES. THE FOUNDER URGES YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO US IN CARE OF INNISFREE M&A INCORPORATED AT THE ADDRESS INDICATED BELOW SO THAT WE WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.




   If you have any questions about executing your proxy or require assistance, please call:


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                                      -3-

                 WHY YOU SHOULD VOTE FOR THE FOUNDER'S NOMINEES

     The Founder urges you to elect the Nominees because the Founder believes that:


          o The Board has failed to deliver satisfactory operating results and has made and approved of several decisions that have negatively impacted the Company;

          o The interests of the Chairman of the Board and CEO are no longer aligned with the interests of the Company's shareholders; and

          o The Board has not provided management with appropriate compensation incentives aligned with shareholder interests.

THE BOARD HAS FAILED TO DELIVER SATISFACTORY OPERATING RESULTS AND HAS MADE AND APPROVED OF SEVERAL DECISIONS THAT HAVE NEGATIVELY IMPACTED THE COMPANY.

     The Company's revenues have decreased each year since 1998, from $147.5 million in 1998 to $108.1 million in 2001. In 1998, the Company had net income of $13.4 million, but each year since then generated a substantial net loss, including a net loss of $12.6 million in 2001. While on the Board in 1999 and 2000, the Founder was unable to convince the other Board members at the time (which include three of the five members of the current board) of the need to implement specific strategies to reverse the Company's declining performance. Due to the fact that his strategies and proposals were not pursued by the Company, the Founder resigned from the Company in December 2000 and the Company's financial condition has further deteriorated since his departure from the Company. The Founder is particularly troubled by the Company's write-off of approximately $13.4 million in the fourth quarter of 2001. The Founder believes this write-off reflects a costly rollback of decisions made by the current Board, such as not moving swiftly to restructure and downsize non-performing international operations and neglecting to re-evaluate, in a more timely fashion, the Company's focus on the unprofitable Application Service Provider market. All of these were part of the many ideas and strategies that were proposed by the Founder back in 2000, and that are now being belatedly implemented by the Company's Board and management.


     The Founder strongly believes that the Company must adopt a revised business strategy aimed at driving profitable growth and a fiscally responsible budget. The Founder believes that his nominees, if elected, would promptly assemble a senior professional management team, which will focus on profitable growth and streamline the Company's operations by:

     o Leveraging the Company's core technology expertise in the area of enterprise applications to deliver solutions more effectively through onsite, offsite and offshore delivery;
     o Reducing the number of focus areas by selecting and leveraging a limited number of strategic partners;
     o    Using offshore resources to deliver projects at lower cost;

     o    Shutting down non-performing/non-strategic/low-value operations;
     o    Evaluating and adjusting initiatives and costs at ADC in India;
     o    Re-aligning capabilities and focus to match market opportunity;
     o Funding new areas of growth by using free cash flows and entering into strategic alliances, while not relying on working capital line of credit;
     o Avoiding any more geographic expansion until all business units are back to reasonable profitability.


     The Founder believes that in order for the Company to return to profitability the proposed strategies must be further refined with senior management, the changes must be communicated to employees, and a budget consistent with the proposed strategies for the upcoming fiscal year must be developed, all without delay. The Founder strongly believes that these strategies will help the Company's image on Wall Street, establish greater trust with customers, boost employee morale and improve profitability.


     The Founder believes that any delay in implementing these strategies will only further erode the value of the Company. In fact, although the closing price of the Company's stock on June 13, 2002, was $1.50, at the time of the announcement of the Founder's intention to nominate a slate of candidates for election as directors at the Annual Meeting, the Company's stock price was trading below $1.00, which exposed the shareholders to the risk of the Company's shares being delisted from Nasdaq and could adversely affect shareholder liquidity. The Founder believes that the rise in the share price since the announcement of the Founder's intention to replace the Board is an endorsement of his plans by the financial markets, and their confidence in his abilities to unlock shareholder value.

THE INTERESTS OF THE CHAIRMAN OF THE BOARD AND CEO ARE NO LONGER ALIGNED WITH THE INTERESTS OF THE COMPANY'S SHAREHOLDERS.

     The Founder believes there is no equality of interests among the Company's directors, management and shareholders. As the beneficial owner of 2,139,083, or 12.6%, of the shares of outstanding Common Stock, the Founder has a significant personal investment at stake. Although the Nominees hold only a small number of shares of the Company, the Nominees are committed to the objectives of the Founder described herein. The Founder is committed to maximizing the value of all of the Company's shares, for all shareholders equally.

     In contrast, the Founder believes that the current Chairman of the Board and CEO, Nagarjun Valluripalli, has virtually no material equity interest in the Company relative to his equity holdings of 2.2 million shares in December 2000 when he was appointed CEO. Based on recent SEC filings, Mr. Valluripalli sold 1,762,740 shares of Company stock in December 2001, which represented approximately 80% of his holdings. The Founder also believes that Mr. Valluripalli's remaining shares of the Company stock are pledged to secure a personal loan that is now in default.

     The Founder believes that members of the Board and management should have a significant ownership stake in the Company in order for their interests to be aligned with the other shareholders of the Company.


     Additionally, you may have noted, as I did with alarm, the recent 8-K filing by the Company, in which one of the directors, who resigned on May 22, 2002, cited the current Board's failure to inform the resigning director of certain events and decisions made by the current Board and management, which has made him uncomfortable while representing the interests of all shareholders of the Company. The Founder believes that this is a telling statement from a recent insider on the manner in which this Board has chosen to operate.

THE BOARD HAS NOT PROVIDED MANAGEMENT WITH APPROPRIATE COMPENSATION INCENTIVES ALIGNED WITH SHAREHOLDER INTERESTS.

     The Founder believes that the recently announced $200,000 bonus awarded to the Company's CEO for his 2001 performance gives management incentives that are not aligned with the interests of the Company's shareholders. The Company's CEO was not awarded a bonus in 1998, 1999 or 2000, during which years the Company outperformed its 2001 results. The Founder was therefore particularly distressed to read in the Company's 2001 Form 10-K that the CEO was awarded a bonus for 2001 when the Company's revenue and net income continued to decrease from prior years. The Founder believes that awarding a large executive bonus after a year of particularly poor performance by the Company provides no incentive for management to improve the performance of the Company and wastes corporate assets.

     The recently announced $200,000 bonus awarded to the Company's CEO also does not appear to comply with the Board's own executive compensation criteria. In both, the Company's proxy statement for the 2001 annual meeting, and the Company's preliminary proxy statement for the 2002 annual meeting, under the heading "COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION" the compensation committee of the Company's Board clearly stated that the "Company's executive compensation policy is designed to attract and retain highly qualified individuals for its executive positions and to provide incentives for such executives to achieve maximum Company performance by aligning the executives' interest with that of shareholders by basing a portion of compensation on corporate performance. . . . Bonuses are paid on an annual basis and are discretionary. The amount of bonus is based on criteria which are designed to effectively measure a particular executive's attainment of goals which relate to his or her duties and responsibilities as well as overall Company performance. In general, the annual incentive bonus is based on operational and financial results of the Company and focuses on the contribution to these results of a business unit or division, and the executive's individual performance in achieving the results." Because the Founder believes that awarding a substantial bonus to the CEO in spite of poor Company performance goes very much against the Board's own criteria of "aligning the executives' interest with that of the shareholders" when it comes to executive compensation, the Founder believes that the Board is thus directly contradicting its own clearly stated policy.


     THE FOUNDER BELIEVES THAT THE VALUE OF THE COMPANY IS BEING DISSIPATED BY THE BOARD AND BELIEVES THAT THE ELECTION OF THE FOUNDER'S NOMINEES REPRESENTS THE BEST MEANS FOR THE SHAREHOLDERS TO INCREASE THE VALUE OF THEIR INVESTMENT.


     YOUR VOTE IS IMPORTANT. YOU, THE COMPANY'S SHAREHOLDERS, CAN MOVE TO PROTECT YOUR INVESTMENT IN THE COMPANY, BY SIGNING, DATING AND MAILING PROMPTLY THE ENCLOSED WHITE PROXY CARD IN SUPPORT OF THE FOUNDER'S NOMINEES.



                 MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

ELECTION OF DIRECTORS


     At the Meeting, six Directors are to be elected (which number will constitute the entire Board of Directors of the Company) to hold office until the next Annual Meeting and until their successors shall have been elected and qualified.

     It is the intention of the Founder to vote the shares of Common Stock represented by the proxy, unless otherwise specified therein, for the election as Directors of the persons whose names and biographies appear below. At the Annual Meeting the Founder will nominate the persons whose names and biographies appear below. In the event any of the Nominees should become unavailable or unable to serve as a Director, it is intended that votes will be cast for a substitute nominee designated by the Founder. The Founder has no reason to believe that the Nominees named will be unable to serve if elected. Each of the Nominees has consented to being named in this Proxy Statement and to serve if elected. The Nominees have extensive experience in private and public investment, corporate governance and business management.


THE FOUNDER'S NOMINEES

     The following are the Founder's nominees:

     ASHOK PANDEY founded the Company in 1987. While at the Company, he held the positions of Chairman, President, CEO and Co-CEO. Prior to founding the Company, Mr. Pandey was a consultant at AT&T and Bell Laboratories. Mr. Pandey has more than 12 years of experience in developing systems and applications software. In December 2000, Mr. Pandey was awarded the prestigious High-Tech Hero award by the New Jersey Technology Counsel (NJTC). Under his leadership, for four years in a row, since 1996, the Company was a winner of the Deloitte and Touche Fast 50 awards in New Jersey, twice being at the top. In 1997 and 1998, Mr. Pandey was a finalist in the Ernst & Young Entrepreneur of the Year award. Mr. Pandey is also the founder and Chairman of the CEO Forum at the NJTC as well as a board member of NJTC. Mr. Pandey is currently the Chairman and CEO of Drexus, Inc., an education software company in New Jersey, which he founded in 2001. Mr. Pandey has a Bachelor's degree in Electrical and Electronics Engineering from Birla Institute of Technology and Science, India. He also has a Master's degree in Computer Science from The City University of New York (CUNY).

     JOHN SUPPLEE is the Managing Director of The Supplee Group, a human resources consulting firm he founded in 1999, which engages in high-end strategic human resources consulting providing advice to corporate executives, employee attraction and retention programs utilizing the firm's proprietary "ART(TM)" methodology, and selective retained executive search. Prior to founding the firm, Mr. Supplee served in a variety of senior-level corporate human resource roles, most recently as Vice President, Human Resources SRA International, Commercial Sector and Vice President, Human Resources CSC Consulting. He also served as Corporate Director, Human Resources for Booz-Allen and Hamilton. Mr. Supplee is a graduate of the University of Toledo where he earned a Bachelor of Business Administration and a Master of Business Administration, which was awarded with academic distinction. He also was an Associate Instructor of Management for Purdue University at Fort Wayne, Indiana.


     WENDY RAYNER is the Chief Information Officer at the Office of the Governor of New Jersey, where she created and implemented the first statewide strategic plan with an e-government mandate, and developed governance structure and technical architecture to support the e-government initiative. Mrs. Rayner recently received the prestigious Federal 100 award from Computer Week Magazine in recognition of contributions made as CIO of the State of New Jersey in working with Federal government agencies. From 1994 until 1998, Mrs. Rayner was the Chief Operating Officer at the New Jersey Department of Environmental Protection, where she initiated and directed the development of the country's first fully integrated environmental management system that was designed to meet new customer-focused quality-improvement standards. Prior to that Mrs. Rayner was the president and a member of the board of the Princeton YWCA. Mrs. Rayner graduated from Columbia College, and the Harvard Senior Executive Program.

     TARUN CHANDRA has eleven years of financial and operational experience encompassing financial and business analysis;, corporate finance activities, and strategic planning, for companies in the technology industry, and particularly those in the IT Services sector. Most recently, Mr. Chandra was Senior Vice President at Silverline Technologies, Inc. Prior to that, Mr. Chandra was the Vice President of Corporate Strategy at SeraNova, Inc., an eBusiness services company. Prior to that, Mr. Chandra spent nine years on Wall Street with various investment banks, covering the technology industry. He was a Partner and Senior Analyst with Punk, Ziegel & Company. As a technology analyst and senior member of the technology team, Mr. Chandra was exposed to and opined on a series of strategic business model issues, the future direction of the industry, and mergers and acquisitions, relating to the Software, Internet and IT Services industry. Mr. Chandra has been credited with being one of the early analysts who recognized the value of the offshore IT services models, and the inevitable shift of the US IT Services industry to offshore centers. He has been quoted in a series of financial media with issues relating to the technology industry and companies. Mr. Chandra currently consults on corporate finance and investment banking related activities, and also consults part-time in that capacity with Silverline Technologies, Inc. Mr. Chandra has an MBA in Finance from the University of Detroit, and an MS in Information Systems from Pace University, and is also a Chartered Financial Analyst.


     STEPHEN L. SAVITT has headed his own law practice for the past ten years at Stephen L. Savitt, P.C., where he specializes in commercial and tax law. Prior to that, Mr. Savitt worked at Coopers & Lybrand's tax practice in New York, where he consulted with several corporate clients such as Johnson & Johnson, DuPont and Merck. Mr. Savitt began his legal career with Brady & Tarpie, and D'Amato & Lynch, where he practiced commercial and insurance law, for clients including Kendall Corp. and Hyster Corporation.


     YOSHIKAZU "JIN" NAKAMURA is the President of J. I. Network Limited, a management consultancy and advisory firm based in Japan. Previously, Mr. Nakamura has held various senior management positions at major financial institutions in Tokyo, including Chemical Bank International Limited, Chuo Coopers & Lybrand, and Cowen & Company. He is an Advisor/Director of several companies, including Heidenhain Holding Co., Ltd., Tokyo, (a wholly owned subsidiary of Dr. Johannes Heidenhain GmbH, Germany); PricewaterhouseCoopers Financial Advisory Services Co., Ltd., Tokyo, Fintech Global Incorporated and Fintech Risk Solutions Co. Ltd., Tokyo, and the Tokyo Kyodo Kaikei Jimusho in Tokyo. Mr. Nakamura graduated with Bachelors degree in Law from Kwansei Gakuin University, Hyogo, Japan, where he majored in Commercial Law and Company Law. He also obtained a Masters in International Management from the American Graduate School of International Management, at Glendale, Arizona, where he majored in Finance and Cross-cultural Communications.


          THE FOUNDER RECOMMENDS THAT YOU VOTE "FOR" HIS NOMINEES ON THE ENCLOSED WHITE PROXY CARD.


     Each of the Nominees except Mr. Nakamura is a United States citizen. Mr. Nakamura is a citizen of Japan. For additional information regarding the Nominees, see Appendix I annexed to this Proxy Statement. The formation above and in Appendix I has been furnished to the Founder by the Nominees.


     The Nominees will not receive any compensation from the Founder for services as a director of the Company or for agreeing to stand for election as a director.

     Except as disclosed in this Proxy Statement (including the Appendices hereto), none of the Nominees, the Founder or any of their affiliates or associates has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

     It is expected that the Company's Board will send you management's proxy statement discussing, in addition to the election of directors, any other matter that may properly come before the Annual Meeting. With the exception of the election of directors, the Founder is not aware at the present time of any other matters, which are scheduled to be voted upon by shareholders at the Annual Meeting. However, if any other matter properly comes before the Annual Meeting, the persons named as proxies on the enclosed WHITE Proxy Card will, subject to the provisions of this paragraph, have discretionary authority to vote all shares covered by such proxies in accordance with their discretion with respect to such matter. If the Founder becomes aware within a reasonable time in advance of the Annual Meeting that the Company's management intends to present for a shareholder vote at the Annual Meeting any matters not included on the enclosed WHITE proxy card, the Founder intends either to refrain from voting on any such matter or to revise the WHITE proxy card in order to include any such additional matter thereon. The Company also will furnish shareholders with additional proxy materials describing any such additional matter. If shareholders voted or vote on the original WHITE proxy card which does not include such additional matters, the Founder will exercise his discretionary authority with respect to such additional matter and will advise shareholders as to how he will use such discretionary authority. If a shareholder wishes to specify the manner in which his or her shares are to be voted on any such additional matters, the shareholder will have the opportunity to vote on the revised WHITE proxy card. Submission of any properly executed proxy card will revoke all prior proxy cards.

                           VOTING AND PROXY PROCEDURE

PROXY INFORMATION

     The enclosed WHITE Proxy Card may be executed only by holders of record at the close of business on May 30, 2002 (the "Record Date").

     The shares of Common Stock represented by each WHITE Proxy that is properly executed and returned to the Founder will be voted at the Annual Meeting in accordance with the instructions marked thereon but if no instructions are marked thereon, the proxy will be voted for the election of the Nominees and, in the discretion of the proxies, on whatever other matters as may properly come before the meeting or any adjournments or postponements thereof. Executed but unmarked WHITE proxies will be voted FOR the election of the Nominees as directors.

     If you hold your shares in one or more brokerage firms, banks or nominees, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions to vote the WHITE Proxy.

PROXY REVOCATION

     Whether or not you plan to attend the Annual Meeting, the Founder urges you to vote FOR the Nominees by signing, dating and returning the WHITE Proxy Card in the enclosed envelope. You can do this even if you have already sent a different proxy card solicited by the Company's Board. It is the last proxy that counts.

     Execution of a WHITE Proxy Card does not affect your right to attend the Annual Meeting and to vote in person. Any shareholder granting a proxy (including a proxy given to the Company) may revoke it at any time before it is voted by (a) submitting a new, duly executed proxy bearing a later date, (b) attending and voting at the Annual Meeting in person, or (c) at any time before a previously executed proxy is voted, giving written notice of revocation to either the Founder, c/o Innisfree M&A Incorporated, or the Company. Merely attending the Annual Meeting will not revoke any previous proxy which has been duly executed by you. The WHITE Proxy Card furnished to you by the Founder, if properly executed and delivered, will revoke all prior proxies.


     IF YOU PREVIOUSLY EXECUTED AND RETURNED A PROXY CARD TO THE COMPANY, THE FOUNDER URGES YOU TO REVOKE IT BY SIGNING, DATING AND MAILING THE WHITE PROXY CARD IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED FOR MAILING WITHIN THE UNITED STATES.

QUORUM AND VOTING

     Management's proxy statement is required to provide information about the number of shares of the Company's stock outstanding and entitled to vote, the number of record holders thereof and the record date for the Annual Meeting, and reference is made thereto for such information. Only shareholders of record at the close of business on the Record Date are entitled to notice of and to vote on matters that come before the Annual Meeting.

     The presence, in person or by proxy, of holders of the shares of Common Stock having a majority of the votes entitled to be cast at the Annual Meeting shall constitute a quorum. The affirmative vote by the holders of a plurality of the shares of Common Stock represented at the Annual Meeting is required for the election of Directors, provided a quorum is present in person or by proxy. All actions proposed herein other than the election of Directors may be taken upon the affirmative vote of shareholders possessing a majority of the shares of Common Stock represented at the Annual Meeting, provided a quorum is present in person or by proxy.

     Abstentions are included in the shares present at the Annual Meeting for purposes of determining whether a quorum is present, and are counted as a vote against for purposes of determining whether a proposal is approved. Broker non-votes (when shares are represented at the Annual Meeting by a proxy specifically conferring only limited authority to vote on certain matters and no authority to vote on other matters) are included in the determination of the number of shares represented at the Annual Meeting for purposes of determining whether a quorum is present but are not counted for purposes of determining whether a proposal has been approved and thus have no effect on the outcome.

               SHARES OF THE COMPANY HELD BY FOUNDER AND NOMINEES


     The following table sets forth, as of May 30, 2002, the number and percent of outstanding shares of Common Stock beneficially owned by the Founder and each of Nominees:


    NAME AND ADDRESS             NUMBER OF SHARES        PERCENTAGE OF SHARES
  OF BENEFICIAL OWNER           BENEFICIALLY OWNED        BENEFICIALLY OWNED
-----------------------       ----------------------   ------------------------
Ashok Pandey                      2,139,083(1)                 12.6%

    NAME AND ADDRESS             NUMBER OF SHARES        PERCENTAGE OF SHARES
  OF BENEFICIAL OWNER           BENEFICIALLY OWNED        BENEFICIALLY OWNED
-----------------------       ----------------------   ------------------------
944 Stuart Road
Princeton, NJ 08540


John Supplee                              0                      *
The Supplee Group
47564 Griffith Place
Sterling, VA  20165


Wendy Rayner                              0                      *
37C Melrose Road
Princeton, NJ  08540


Tarun Chandra                        18,434                     0.4%
20 Hickory Place
Livingston, NJ  07039


Stephen Savitt                            0                      *
150 East 52nd Street
New York, NY  10022


Yoshikazu "Jin" Nakamura                  0                      *
J. I. Network Limited
#409, 538-3, Shinano-cho,
Totsuka-ku, Yokohama  244-0801


All above parties as a group      2,157,517                    13.0%

(1) Includes options to purchase 300,000 shares of Common Stock, which are currently exercisable.

     Management's proxy statement is expected to set forth information as to the number and percentage of outstanding shares beneficially owned by (i) each person known by the Company to own more than 5% of the outstanding Common Stock,
(ii) each director of the Company, (iii) each of the four most highly paid executive officers of the Company, and (iv) all executive officers and directors of the Company as a group, and reference is made thereto for such information.


          ANNUAL REPORT OF THE COMPANY AND MANAGEMENT'S PROXY STATEMENT

     An annual report to shareholders covering the Company's fiscal year ended December 31, 2001, including financial statements, is required to be furnished to shareholders by the Company. Such annual report does not form any part of the material for the solicitation of proxies by the Founder.

     It is expected that the Company's current Board will also solicit proxies for use at the Annual Meeting and will furnish a proxy statement in connection therewith. Neither the Founder nor any of his affiliates is presently an officer or director, or otherwise engaged in the management, of the Company.

Consequently, the Founder does not have current information concerning the Common Stock of the Company, the beneficial ownership of such stock by the principal holders thereof, other information concerning the Company's management, the procedures for submitting proposals for consideration at the next Annual Meeting of Shareholders of the Company and certain other matters regarding the Company and the Annual Meeting required by the rules of the SEC to be included in a proxy statement. Accordingly, reference is made to management's proxy statement for such information.

                  The Founder does not make any representation as to the accuracy or completeness of the information contained in the Annual Report and management's proxy statement.

                          PROXY SOLICITATION; EXPENSES

     The Founder will bear the entire expense of preparing, assembling, printing and mailing this Proxy Statement and the WHITE Proxy Card and the cost of soliciting proxies.


     The total cost of this proxy solicitation (including fees of attorneys and solicitors and printing expenses) is estimated to be approximately $225,000. Through June 13, 2002, the Founder has incurred approximately $75,000 of expenses in connection with this proxy solicitation. To the extent legally permissible, the Founder will seek reimbursement from the Company for the costs of this solicitation. The Founder does not currently intend to submit approval of such reimbursement to a vote of shareholders of the Company at a subsequent meeting unless required by law.


     In addition to this initial solicitation by mail, proxy solicitations may be made by the Founder and the Nominees, without additional compensation, except for reimbursement of reasonable out-of-pocket expenses. Solicitations may be made by telephone, facsimile, hand delivery messenger, and personal solicitors. The Founder will pay to banks, brokers and other fiduciaries their reasonable charges and expenses incurred in forwarding proxy materials to their principals and in obtaining authorization for execution of proxies.


     The Founder has retained Innisfree M&A Incorporated ("Innisfree") to assist in the solicitation of proxies. The Founder will pay Innisfree a fee of $50,000. The Founder has also agreed to reimburse Innisfree for its reasonable out-of-pocket expenses. Innisfree will solicit proxies from individuals, brokers, banks, nominees and other institutional holders. Approximately 30 persons will be utilized by Innisfree in its solicitation efforts, which may be made by telephone, facsimile, telegram or in person.


                             ADDITIONAL INFORMATION

     The Founder has filed with the SEC a Statement on Schedule 13D, which contains information in addition to that furnished herein. This Schedule 13D and any amendments thereto may be inspected at, and copies may be obtained from, the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C., 20549, or on-line at www.sec.gov.

                                                                    ASHOK PANDEY




June   , 2002




          IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE, PLEASE CALL:


                                    INNISFREE
                                M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                               NEW YORK, NY 10022
                         CALL TOLL FREE: (888) 750-5833
                 BANKS AND BROKERS, CALL COLLECT: (212) 750-5833

                                                                      APPENDIX I


           CERTAIN INFORMATION REGARDING ASHOK PANDEY AND THE NOMINEES



1.  ASHOK PANDEY

                                     PRINCIPAL OCCUPATION FOR

  BUSINESS ADDRESS             AGE          PAST FIVE YEARS AND DIRECTORSHIPS                 EDUCATION
  ----------------             ---          ---------------------------------                 ---------
944 Stuart Road                 44      Chairman and Chief Executive Officer of         Mr. Pandey has a
Princeton, NJ  08540                    Drexus, Inc., which he founded in               Bachelor's degree in
                                        September 2001. From May 1999 to December       Electrical and Electronics
                                        2000, Mr. Pandey served as Co-Chief             Engineering from Birla
                                        Executive and a Director of the Company.        Institute of Technology
                                        From April 1998 until May 1999, Mr.             and Science, India.  He
                                        Pandey served as Co-Chairman of the Board       also has a Master's degree
                                        of the Company. From October 1997 until         in Computer Science from
                                        April 1998, Mr. Pandey served as Chairman       The City University of New
                                        of the Board and President of Corporate         York (CUNY)
                                        Services of the Company. From the
                                        Company's inception in 1987 through
                                        October 1997, Mr. Pandey served as
                                        Chairman, President and Chief Executive
                                        Officer of the Company. Mr. Pandey is
                                        also a board member of New Jersey
                                        Technology Council (NJTC) and Chairman of
                                        CEO Forum at NJTC.


     Pursuant to the Agreement and General Release, entered into December 15, 2000, by and between the Company and Mr. Pandey, the Company agreed to maintain for a period of up to 24 month from December 15, 2000 continued coverage for Mr. Pandey and his dependents under the Company's group and dental benefit plans in which Mr. Pandey participated as of December 15, 2000. In addition, pursuant to the above agreement, the Company agreed to make premium payments of up to $24,000 in the aggregate over the 24 month period following December 15, 2000 on three life insurance policies owned by Mr. Pandey.

     The following sets forth all purchases and sales during the past two years of the Company's Common Stock deemed to be beneficially owned by Mr. Pandey. All transactions were effected in open market transactions.

DATE OF TRANSACTION                  NUMBER OF
  (MO/DAY/YEAR)                       SHARES            PURCHASE OR SALE
  -------------                       ------            ----------------

    7/17/2001                         10,000                Sale
    6/11/2001                          5,400                Sale
     6/8/2001                            100                Sale
     6/7/2001                         13,000                Sale
     6/5/2001                          9,000                Sale
    5/31/2001                          2,500                Sale
    5/25/2001                         10,000                Sale
    5/24/2001                         26,600                Sale
    5/22/2001                         41,900                Sale
    5/21/2001                          7,500                Sale
    5/18/2001                         65,000                Sale
     5/3/2001                          3,000                Sale
     5/2/2001                         18,700                Sale
     5/1/2001                         28,300                Sale



2.  JOHN SUPPLEE

  BUSINESS ADDRESS             AGE          PAST FIVE YEARS AND DIRECTORSHIPS                 EDUCATION
  ----------------             ---          ---------------------------------                 ---------
The Supplee Group              55           Managing Director of The Supplee Group, a          Mr. Supplee is a graduate
47564 Griffith Place                        human resources consulting firm he founded in      of the University of
Sterling, VA  20165                         1999. Prior to founding the firm, Mr. Supplee      Toledo where he earned a
                                            served in a variety of senior-level corporate      Bachelor of Business
                                            human resource roles most recently as Vice         Administration and a
                                            President, Human Resources SRA International,      Master of Business
                                            Commercial Sector, from January 1999 until         Administration, which was
                                            August 1999, and Vice President, Human             awarded with academic
                                            Resources at CSC Consulting, from February         distinction. He also was
                                            1994 until December 1998. Prior to that, Mr.       an Associate Instructor of
                                            Supplee served as Corporate Director, Human        Management for Purdue
                                            Resources for Booz-Allen and Hamilton.             University at Fort Wayne,
                                                                                               Indiana.

     Mr. Supplee performed consulting services relating to human resources for the Company from late 1999 until November 2001. Mr. Supplee received $99,401 in consulting fees from the Company for his services in 2001, $187,465 for his consulting services to the Company in 2000 and $42,500 for his consulting services to the Company in 1999.


     The following sets forth all purchases and sales during the past two years of the Company's Common Stock deemed to be beneficially owned by Mr. Supplee. All transactions were effected in open market transactions.


DATE OF TRANSACTION        NUMBER OF
   (MO/DAY/YEAR)            SHARES        PURCHASE OR SALE
   -------------            ------        ----------------
     12/19/00               1,500              Sold
     5/31/00                1,000            Purchase
     3/23/00                  500            Purchase



3.  WENDY RAYNER

                                                PRINCIPAL OCCUPATION FOR
   BUSINESS ADDRESS             AGE         PAST FIVE YEARS AND DIRECTORSHIPS                   EDUCATION
   ----------------             ---         ---------------------------------                   ---------
37C Melrose Road                59      Chief Information Officer, Office of the         Mrs. Rayner graduated from
Princeton, New Jersey                   Governor of New Jersey, since 1998.              Columbia College, and the
08540                                   Chief Operating Officer, New Jersey              Harvard Senior Executive
                                        Department of Environmental Protection,          Program.
                                        from 1994 until 1998.



     During the past two years Mrs. Rayner did not have any purchases or sales of the Company's Common Stock.


4.  TARUN CHANDRA

                                                 PRINCIPAL OCCUPATION FOR
   BUSINESS ADDRESS             AGE          PAST FIVE YEARS AND DIRECTORSHIPS                   EDUCATION
   ----------------             ---          ---------------------------------                   ---------
20 Hickory Place                36      Senior Vice President, Silverline                Mr. Chandra has an MBA in
Livingston, NJ  07039                   Technologies, Inc., from March 2001 until        Finance from the University
                                        March 2002.  Vice President, SeraNova,           of Detroit, and an MS in
                                        Inc., from October 1999 until March 2001.        Information Systems from Pace
                                        Technology Analyst and Partner at Punk,          University, and is also a

                                      A-3

                                        Ziegel & Company, from December 1996 until       Chartered Financial Analyst.
                                        September 1999.


     The following sets forth all purchases and sales during the past two years of the Company's Common Stock deemed to be beneficially owned by Mr. Chandra. All transactions were effected in open market transactions.

DATE OF TRANSACTION        NUMBER OF
   (MO/DAY/YEAR)            SHARES        PURCHASE OR SALE
   -------------            ------        ----------------
     2/13/02                5,011               Sale
      2/5/02                3,507               Sale
      2/1/02                  751               Sale
     1/31/02                1,002               Sale
     1/25/02                8,223               Sale
     7/24/01                3,082               Sale
     8/31/00                  296               Sale




5.  STEPHEN L. SAVITT

                                                 PRINCIPAL OCCUPATION FOR
   BUSINESS ADDRESS             AGE          PAST FIVE YEARS AND DIRECTORSHIPS                   EDUCATION
   ----------------             ---          ---------------------------------                   ---------
150 East 52nd Street            63      Principal member of Stephen L. Savitt,           Mr. Savitt has a B.E.E.
New York, NY  10022                     P.C. since 1992.                                 from Pratt Institute and a
                                                                                         J.D. from New York Law
                                                                                         School.


     During the past two years Mr. Savitt did not have any purchases or sales of the Company's Common Stock.



6.  YOSHIKAZU "JIN" NAKAMURA

                                                 PRINCIPAL OCCUPATION FOR
   BUSINESS ADDRESS             AGE          PAST FIVE YEARS AND DIRECTORSHIPS                   EDUCATION
   ----------------             ---          ---------------------------------                   ---------
J. I. Network                   45       President of J. I. Network Limited, a           Mr. Nakamura graduated
Limited, #409,                           management consultancy and advisory firm        with Bachelors degree in
538-3, Shinano-cho,                      based in Japan. Previously, Mr. Nakamura        Law from Kwansei Gakuin
Totsuka-ku,                              has held various senior management              University, Hyogo, Japan,
Yokohama 244-                            positions at major financial                    where he majored in
0801                                     institutions in Tokyo, including                Commercial Law and Company
                                         Chemical Bank International Limited,            Law.  He also obtained a

                                      A-4

                                         Chuo Coopers & Lybrand, and Cowen &             Masters in International
                                         Company. He is an Advisor/Director of           Management from the
                                         several companies, including Heidenhain         American Graduate School
                                         Holding Co., Ltd., Tokyo, (a wholly             of International
                                         owned subsidiary of Dr. Johannes                Management, at Glendale,
                                         Heidenhain GmbH, Germany);                      Arizona, where he majored
                                         PricewaterhouseCoopers Financial                in Finance and
                                         Advisory Services Co., Ltd., Tokyo,             Cross-cultural
                                         Fintech Global Incorporated and Fintech         Communications.
                                         Risk Solutions Co. Ltd., Tokyo, and the
                                         Tokyo Kyodo Kaikei Jimusho in Tokyo.

     During the past two years Mr. Nakamura did not have any purchases or sales of the Company's Common Stock.


                                      * * *

     Except as set forth in this Proxy Statement (including Appendices hereto), none of Ashok Pandey, the Nominees nor any of their respective affiliates or associates, directly or indirectly:

     o beneficially owns any shares of Common Stock of the Company or any securities of any parent or subsidiary of the Company;

     o has had any relationship with the Company in any capacity other than as a shareholder;

     o has been a party to any transaction, or series of similar transactions, since January 1, 2001, nor is any currently proposed transaction known to any of them, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates or associates had, or will have, a direct or indirect material interest;

     o has entered into any agreement or understanding with any person with respect to any future employment by the Company or its affiliates or any future transactions to which the Company or any of its affiliates will or may be a party;

     o has a contract, arrangement or understanding within the past year with any person with respect to the Company's securities;

     o has any agreement, arrangement or understanding with any person with respect to any future employment with the Company or any of its affiliates or with respect to any future transactions to which the Company or any of its affiliates may be a party, except for the agreements by the Nominees to serve as directors of the Company if elected; or

     o is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material legal proceeding.

                              [FORM OF PROXY CARD]

PROXY CARD



            THIS PROXY IS SOLICITED BY ASHOK PANDEY IN OPPOSITION TO
                  THE BOARD OF DIRECTORS OF INTELLIGROUP, INC.

     The undersigned hereby appoints [ ], and each of them, the proxy or proxies of the undersigned, with full power of substitution, to vote all shares of Common Stock, par value $0.01 per share, of Intelligroup, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on July 2, 2002 (the "Annual Meeting"), and at any and all adjournments or postponements thereof. The undersigned hereby revokes any previous proxies with respect to the matters covered by this proxy.


1.  Election of Directors (check one box only)


     FOR all nominees                WITHHOLD AUTHORITY
       Listed below:                   to vote for all nominees listed
                                       below:

Ashok Pandey                     John Supplee

Wendy Rayner                     Tarun Chandra

Stephen Savitt                   Yoshikazu Nakamura


TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, PUT A LINE THROUGH OR OTHERWISE STRIKE OUT THE NAME OF ANY NOMINEE ABOVE.




===============================================



2. This proxy grants discretionary authority (i) to vote for an alternate nominee if any of the nominees for director listed in Item 1 above is unable or unavailable to serve as a director (unless authority to vote for all nominees or for the particular nominee who ceases to be a candidate is withheld) and (ii) to vote on other matters that may properly come before the Annual Meeting or any adjournments or postponements thereof.

[REVERSE]      THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS
               INDICATED, IT WILL BE VOTED FOR THE ELECTION OF ALL OF THE
               NOMINEES NAMED IN ITEM 1 ON THE REVERSE SIDE OF THIS PROXY, AND,
               IN THE DISCRETION OF THE PROXIES, FOR AN ALTERNATE NOMINEE IF ANY
               OF THE NOMINEES FOR DIRECTOR LISTED IN ITEM 1 IS UNABLE OR
               UNAVAILABLE TO SERVE AS A DIRECTOR (UNLESS AUTHORITY TO VOTE FOR
               ALL NOMINEES OR FOR THE PARTICULAR NOMINEE WHO CEASES TO BE A
               CANDIDATE IS WITHHELD) AND ON OTHER MATTERS THAT MAY PROPERLY
               COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENTS OR
               POSTPONEMENTS THEREOF.

               ASHOK PANDEY RECOMMENDS THAT YOU VOTE FOR EACH OF THE NOMINEES NAMED IN ITEM 1 ON THE REVERSE SIDE OF THIS PROXY. TO VOTE IN ACCORDANCE WITH ASHOK PANDEY'S RECOMMENDATION, JUST SIGN THIS PROXY; NO BOXES NEED TO BE CHECKED.


               The undersigned hereby acknowledges receipt of the Proxy Statement of Ashok Pandey dated June [ ], 2002.



                                           DATED:_________________________, 2002


                                           Signature:___________________________


                                           Signature, if held jointly:

                                           _____________________________________


                                           Title or Authority:

                                           _____________________________________


                                           Joint owners should each sign
                                           personally. If signing as attorney,
                                           executor, administrator, trustee or
                                           guardian, please include your full
                                           title. If a corporation, please sign
                                           in corporate name by authorized
                                           officer. If a partnership, please
                                           sign in partnership name by
                                           authorized person. This proxy votes
                                           all shares held in all capacities.